UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Tongjitang Chinese Medicines Company

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8918E106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8918E106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Silver Grant International Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,344,000 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 8,344,000 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,344,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.16%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. G8918E106	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Samtung Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,344,000 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 8,344,000 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,344,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.16%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. G8918E106	13G	Page 4 of 6 Pages

ITEM 1	(a).	NAME OF ISSUER:

Tongjitang Chinese Medicines Company

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

5th Floor, Block B Baiying Medical Device Park Nanhai Avenue South, Nanshan District Shenzhen, Guangdong Province 518067 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Silver Grant International Industries Limited Samtung Investment Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Silver Grant International Industries Limited Suite 4901, 49th Floor Office Tower, Convention Plaza 1 Harbour Road, Wanchai Hong Kong

Samtung Investment Limited c/o Silver Grant International Industries Limited Suite 4901, 49th Floor Office Tower, Convention Plaza 1 Harbour Road, Wanchai Hong Kong

ITEM 2	(c)	CITIZENSHIP:

Silver Grant International Industries Limited – Hong Kong

Samtung Investment Limited – British Virgin Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G8918E106

ITEM 3.	Not Applicable

CUSIP No. G8918E106	13G	Page 5 of 6 Pages

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares, with a par value of US$0.001 per share, of the Issuer by each of the reporting persons is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Silver Grant International Industries Limited	8,344,000	6.16%	8,344,000	0	8,344,000	0
Samtung Investment Limited	8,344,000	6.16%	8,344,000	0	8,344,000	0

Samtung Investment Limited, a British Virgin Islands company, is the record owner of 8,344,000 ordinary shares of Tongjitang Chinese Medicines Company, or Tongjitang. Samtung Investment Limited is wholly owned and controlled by Silver Grant International Industries Limited, or Silver Grant. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Silver Grant may be deemed to beneficially own all of the shares held by Samtung Investment Limited. Silver Grant is a public limited company incorporated in Hong Kong and whose shares are listed on the Stock Exchange of Hong Kong Limited. Mr. Yongcun Chen, one of Tongjitang’s directors, is also one of the directors of Silver Grant. Mr. Chen disclaims beneficial ownership of these 8,344,000 ordinary shares beneficially owned by Silver Grant.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

CUSIP No. G8918E106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

Silver Grant International Industries Limited	By:	/s/ Chow Kwok Wai
	Name:	Chow Kwok Wai
	Title:	Director

Samtung Investment Limited	By:	/s/ Chen Yongcun
	Name:	Chen Yongcun
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement